Correction: Equinor ASA: Key information relating to cash dividend for third quarter 2024

Correction: The below stock market announcement (SMA) is a correction of the SMA published on 24 October 2024 with messageID 630239. The reason for the correction is that the date for announcement of the dividend per share in NOK was stated incorrect in the SMA. The correct date for announcement of the dividend per share in NOK is 20 February 2025.

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for third quarter 2024.

Ordinary cash dividend amount: 0.35
Extraordinary cash dividend amount: 0.35
Announced currency: USD
Last day including rights: 12 February 2025
Ex-date Oslo Børs: 13 February 2025
Ex-date New York Stock Exchange: 14 February 2025
Record date: 14 February 2025
Payment date: 28 February 2025
Date of approval: 23 October 2024

Other information: The cash dividend per share in NOK will be communicated 20 February 2025.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.